The following table sets forth certain summary consolidated financial information for the three months ended March 31, 2016 and 2015 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s $920,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than unrestricted subsidiaries and certain excluded subsidiaries that include subsidiaries that own the Constancia and Rosemont projects; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102. Additional continuous disclosure relating to Hudbay can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

For the three months ending March 31:
(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Total revenue	-	-	178,973	173,375	142,173	-	(67,521)	(44,662)	253,625	128,713
Profit (loss) continuing operations - attributable to owners	(9,514)	(23,871)	(17,637)	(3,746)	8,179	(6,728)	3,184	14,508	(15,788)	(19,837)
Profit (loss) - attributable to owners	(9,514)	(23,871)	(17,637)	(3,746)	8,179	(6,728)	3,184	14,508	(15,788)	(19,837)

As at March 31, 2016 and December 31, 2015:
(000's)	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Current assets	73,196	60,041	131,635	116,856	258,699	256,915	172	1,366	463,702	435,178
Non-current assets	2,970,624	2,908,574	1,006,723	945,412	4,289,839	4,240,551	(4,164,152)	(4,050,130)	4,103,034	4,044,407
Current liabilities	73,203	34,143	132,414	128,433	140,590	213,626	172	1,363	346,379	377,565
Non-current liabilities	1,127,823	1,085,780	839,577	744,346	1,430,276	1,388,675	(948,149)	(904,071)	2,449,527	2,314,730

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.